SHEARMAN & STERLING LLP
INTERNATIONALE ANWALTSSOZIETÄT

ABU DHABI
BEIJING
BRÜSSEL
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MÜNCHEN
NEW YORK
PARIS
ROM
SAN FRANCISCO
SINGAPUR
TOKIO
TORONTO
WASHINGTON, D.C.

82-34748

03 OCT -9 AM 7:21

03032769

Confidential

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn.: Michael Coco, Esq.
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Namen der Partner und
Anschriften der Büros umseitig

October 7, 2003
173038.2Pendin

Hypo Real Estate Holding AG SUPPL

Dear Mr. Coco:

Pending the issuance of a file number for our client Hypo Real Estate Holding AG (the "Company") in connection with its application to be added to the list of the Securities and Exchange Commission (the "Commission") of foreign private issuers furnishing information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Rule 12g3-2(b)"), we are herewith furnishing to the Commission, pursuant to Rule 12g3-2(b), the English-language version of Addendum Number 1 (the "Addendum") to the stock exchange admission prospectus (*Börsenzulassungsprospekt*) dated September 19, 2003, which was furnished to the Commission by letter dated September 24, 2003. The Addendum was filed with and approved by the Frankfurt Stock Exchange on October 2, 2003.

If you have any questions with regard to this information, please contact the undersigned in Frankfurt am Main, Germany, at +49-69-9711-1230.

Very truly yours,

Stephan Hutter

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Attachment

cc: Martina Peterhofen
Hypo Real Estate Holding AG

Michael Leppert
Marc Plepelits

dlw 10/28

Breite Straße 69
40213 Düsseldorf
Tel.: (49 211) 17 888-0
Fax: (49 211) 17 888-88

Gervinusstraße 17
60322 Frankfurt am Main
Tel.: (49 69) 97 11-10 00
Fax: (49 69) 97 11-11 00

Otto-Beck-Straße 11
68165 Mannheim
Postfach 10 27 50, 68027 Mannheim
Tel.: (49 621) 42 57-0, Fax: (49 621) 42 57-280

Oberanger 28
80331 München
Tel.: (49 89) 23 888-200
Fax: (49 89) 23 888-201

Internet: http://www.shearman.com, **E-Mail:** germany@shearman.com

PARTNER DER SOZIETÄT:

NEW YORK

JACULIN AARON
RICHARD S. ALDRICH, JR.
ABIGAIL ARMS
OREN B. AZAR
LAURENCE M. BAMBINO
ALEXANDER C. BANCROFT
ROGER J. BANEMAN
BARRY P. BARBASH
GARY BARNETT
DOUGLAS P. BARTNER
STUART J. BASKIN
RONALD M. BAYER
STEPHEN M. BESEN
JESS BIGGIO
HENRY C. BLACKISTON, III
DAVID L. BLEICH
PETER H. BLESSING
PAMELA BORGESON
JOHN J. CANNON, III
DANIELLE CARBONE
VINCENT P. CASEY
WAYNE DALE COLLINS
KATHLEEN M. COMFREY
CREIGHTON O'M. CONDON
JEFFREY P. CRANDALL
CHRISTA A. D'ALIMONTE
FREDERICK T. DAVIS
ROBERT E. DINEEN, JR.
MICHAEL P. DUNWORTH
CORNELIUS J. DWYER, JR.
JEREMY G. EPSTEIN
ROBERT EVANS, III
HOWARD A. FINE
STEPHEN FISHBEIN
STUART K. FLEISCHMANN
JEROME S. FORTINSKY
CONSTANCE A. FRATIANNI
JAMES L. GARRITY
STEPHEN T. GIOVE
WILLIAM R. GIUSTI
JOEL H. GOLDBERG
DONALD A. GOLDSMITH
ALAN S. GOUDISS
DENISE M. GRANT
JONATHAN L. GREENBLATT
FAITH D. GROSSNICKLE
JOHN GUELI
KEVIN R. HACKETT
PATRICIA G. HAMMES
DAVID W. HELENIAK
WILLIAM E. HIRSCHBERG
JI HOON HONG
LISA L. JACOBS
ANDREW B. JÁNSKY
JONATHAN JEWETT
SALEM M. KATSH
JOEL S. KLAPERMAN
DAVID M. KLEIN
KENNETH M. KRAMER
MALCOLM M. KRATZER
LEE A. KUNTZ
KENNETH J. LAVERRIERE
JEFFREY W. LAWRENCE
DOREEN E. LILIENFELD
DON J. LONCZAK
ALBERTO LUZARRAGA JR.
PETER D. LYONS
JOHN J. MADDEN
JOHN A. MARZULLI, JR.
DOUGLAS R. McFADYEN
MITCHELL E. MENAKER
JOHN A. MILLARD
STEPHEN L. MILLMAN

NEW YORK (FORTS.)

JOHN D. MORRISON, JR.
MARGERY K. NEALE
DANFORTH NEWCOMB
CLARE O'BRIEN
JEANNE C. OLIVIER
CLARENCE W. OLMSTEAD, JR.
JOHN L. OPAR
MAURA E. O'SULLIVAN
CHRISTOPHER C. PACI
DONNA M. PARISI
TAI H. PARK
C. JONES PERRY, JR.
WHITNEY D. PIDOT
CHRISTOPHER J. PITTINGER
BRIAN H. POLOVOY
KENNETH S. PRINCE
LINDA C. QUINN
LINDA E. RAPPAPORT
ANDREW W. REGAN
WILLIAM J. F. ROLL, III
PETER J. ROONEY
MARK ROPPEL
ALFRED J. ROSS, JR.
MARC M. ROSSEL
VLADIMIR R. ROSSMAN
BRADLEY M. SABEL
ROBERT H. SAUNDERS
MICHAEL J. SCHIAVONE
ANDREW R. SCHLEIDER
PAUL S. SCHREIBER
RICHARD F. SCHWED
JAMES S. SCOTT, SR.
CHRIS M. SMITH
FREDRIC SOSNICK
HOWARD M. STEINBERG
J. J. STEVENSON, III
ANTONIA E. STOLPER
JOHN M. SYKES, III
JAMES E. TALLON
ANDREW V. TENZER
ROBERT C. TREUHOLD
CYNTHIA URDA KASSIS
GEORGE J. WADE
JAMES R. WARNOT, JR.
MARY K. WARREN
ROHAN S. WEERASINGHE
HENRY WEISBURG
JONATHAN M. WELD
M. HOLLAND WEST
PAUL R. WICKES
WILLIAM J. WIEGMANN
MICHAEL I. ZINDER
ROBERT T. ZOCHOWSKI, JR.

ABU DHABI

PHILIP B. DUNDAS, JR.**
CHRISTOPHER J. PITTINGER

BEIJING

LEE EDWARDS

BRUXELLES

DR. H. J. MEYER-LINDEMANN**
ANNETTE L. SCHILD**

DÜSSELDORF

DR. HANS DIEKMANN
DR. ANDREA EGGENSTEIN
HANS ROLF KOERFER
DR. ALFRED KOSSMANN
DR. H. J. MEYER-LINDEMANN
DR. HARALD SELZNER
GEORG F. THOMA
RAINER WILKE

FRANKFURT

DR. HANNO BERGER***
BERNHARD GEMMEL
DR. STEPHAN HUTTER*
DR. ROGER KIEM
DR. THOMAS KÖNIG
DR. JOST KOTTHOFF
RICHARD H. KREINDLER *□
DR. JOHANNES KREMER
MICHAEL LEPPERT
REINHARD F. STOCKUM•
WOLFGANG TISCHBIREK***

HONG KONG

MATTHEW D. BERSANI**
HSIAO-CHIUNG LI
DAVID PLATT**
EDWARD L. TURNER, III**

LONDON

CLIFFORD ATKINS
JAMES M. BARTOS**
DAVID J BEVERIDGE**
CHRISTOPHER BRIGHT
NICHOLAS BUCKWORTH
GEORGE A. CASEY
CHRISTOPHER COLBRIDGE
JONATHAN COPPIN
PAMELA M. GIBSON**
IAIN GOALEN
BONNIE GREAVES
ADRIAN KNIGHT
CAROLINE RUBY LEEDS
KENNETH MacRITCHIE
MICHAEL McGOWAN
STEPHAN PEPPIATT
BERNIE J. PISTILLO
MARKE RAINES
BARNABAS W. B. REYNOLDS
NIGEL THOMPSON
RICHARD B. VILSOET
ANTHONY WARD

MANNHEIM

DR. KLAUS ANSCHÜTZ
HANS-JOACHIM HELLMANN
DR. GEORG JAEGER
DR. THOMAS LIEBSCHER
DR. THOMAS S. NAEGELE
DR. JOCHEM REICHERT
DR. HEINO RÜCK
DR. STEPHAN SCHERER
PROF. DR. DR. H. C. MULT. PETER ULMER△
DR. MARTIN WINTER

MENLO PARK

JAMES B. BUCHER
MICHAEL J. COLEMANN
LAURENCE E. CROUCH
BRUCE CZACHOR
VICKI S. VEENKER
JOHN D. WILSON

MÜNCHEN

PETER H. BLESSING *
DR. GOTTFRIED E. BREUNINGER
DR. ANDREAS DIEM
DR. ANTON KLÖSTERS
DR. HANS MARTIN SCHMID ***
WILLIAM M. YARO *

PARIS

ISABELLE CHAUVET
NIELS DEJEAN
CHRISTOPHE DUGUÉ
ROBERT ELLISON
JACQUES EPSTEIN
EMMANUEL GAILLARD
PETER R. GRIFFIN
MARTIN LEBEUF
HERVÉ LETRÉGUILLY
CYRILLE NIEDZIELSKI
MANUEL A. ORILLAC
PHILIPPE PINSOLLE
HUBERTUS V. SULKOWSKI
SAMI L. TOUTOUNJI
ROBERT C. TREUHOLD
TODD J. WETMORE

ROM

MICHAEL S. BOSCO
ROBERT ELLISON

SAN FRANCISCO

JEFFREY S. FACTER
STEVEN E. SHERMAN
JOHN D. WILSON

SINGAPORE

WILLIAM A. McCORMACK
CALVERT MILLER**
WHITNEY D. PIDOT
RICHARD J. B. PRICE**
JOHN SAVAGE

TOKYO

DAVID D. DECK**
MASAHISA IKEDA

TORONTO

CHRISTOPHER J. CUMMINGS
BRICE T. VORAN.

WASHINGTON

ABIGAIL ARMS
LAURENCE M. BAMBINO
ROGER J. BANEMAN
BARRY P. BARBASH
ROBERT A. BERGQUIST
THOMAS J. FRIEDMANN
JÓNATHAN L. GREENBLATT
ALFRED C. GROFF
THOMAS S. MARTIN
STEPHEN J. MARZEN
KAREN H. McMILLAN
LINDA C. QUINN
ROBERT A. RUDNICK
MICHAEL B. SHULMAN
FRANK R. STRONG
STEVEN C. SUNSHINE
ALAN J.J. SWIRSKI
THOMAS B. WILNER
JEFFREY M. WINTON

• Steuerberater
△ of Counsel
□ Avocat (Frankreich)
* Attorney at Law: nicht als Rechtsanwalt in Deutschland zugelassen
** nicht örtlich zugelassen
*** Rechtsanwalt & Steuerberater

Abu Dhabi
Sheikh Khalifa Street
P.O. Box 2948, Suite #1302
Abu Dhabi
United Arab Emirates
Tel. (971 2) 627-4477
Fax: (971 2) 626-8933

Beijing
Suite 2318, China World Tower II
1 Jianguomenwai Dajie,
Chaoyang District
100004 Beijing, China
Tel. (86 10) 6505-3399
Fax: (86 10) 6505-1818

Brüssel
53 Avenue des Arts
B-1000 Bruxelles
Belgium
Tel. (00 32 2) 500 98-00
Fax: (00 32 2) 500 98-01

Düsseldorf
Breite Straße 69
40213 Düsseldorf
Germany
Tel. (49 211) 17 888-0
Fax: (49 211) 17 888-88

Frankfurt
Gervinusstraße 17
60322 Frankfurt am Main
Germany
Tel. (49 69) 97 11-10 00
Fax: (49 69) 97 11-11 00

Hong Kong
12/F, Gloucester Tower
The Landmark 11 Pedder Street
Central Hong Kong
Tel. (852) 2978-8000
Fax: (852) 2978-8099

London
Broadgate West
9 Appold Street
London EC2A 2AP, England
Tel. (44 20) 7655-5000
Fax: (44 20) 7655-5500

Mannheim
Otto-Beck-Straße 11, 68165 Mannheim
Postfach 10 27 50, 68027 Mannheim
Germany
Tel. (49 621) 42 57-0
Fax: (49 621) 42 57-2 80

Menlo Park
1080 Marsh Road
Menlo Park, California
94025-1022
Tel. (1 650) 838-3600
Fax: (1 650) 838-3699

München
Oberanger 28
80331 München
Germany
Tel. (49 89) 23 888-200
Fax: (49 89) 23 888-201

New York
599 Lexington Avenue
New York, NY 10022-6069
Tel. (212) 848-4000
Fax: (212) 848-7179

Paris
114, av. des Champs Elysées
75008 Paris
France
Tel. (33 1) 53 89-7000
Fax: (33 1) 53 89-7070

Rom
Via Borgognona, 47
00187 Roma
Italy
Tel. (39 06) 697 679-1
Fax: (39 06) 697 679-300

San Francisco
555 California Street
San Francisco, CA 94104-1522
Tel. (415) 616-1100
Fax: (415) 616-1199

Singapur
6 Battery Road, #19-02
Singapore 049909
Tel. (65) 230-3800
Fax: (65) 230-3899

Tokio
Fukoku Seimei Bldg., 5th Fl.
2-2-2, Uchisaiwaicho
Chiyoda-ku, Tokyo 100, Japan
Tel. (81 3) 5251-1601
Fax: (81 3) 5251-1602

Toronto
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, Canada M5L 1E8
Tel. (416) 360-8484
Fax: (416) 360-2958

Washington, D. C.
801 Pennsylvania Avenue, N. W.
Suite 900
Washington, D. C. 20004-2604
Tel. (202) 508-8000
Fax: (202) 508-8100

2 October 2003

The German version of this Addendum Number 1 to the Listing Prospectus is the approved and binding text. This entire document has been translated into English for convenience only.

Hypo Real Estate

GROUP

Addendum Number 1 to the Listing Prospectus as of 19 September 2003 pursuant to section 52 para. 2 of the German Stock Exchange Admission Regulation

for

130,433,775 no-par value ordinary bearer shares
(*Stückaktien*)

- German securities identification number: 802 770 -
- ISIN DE 000 802 770 7 -
- Common code: 17329707 -

each with a notional value of € 3.00 and carrying full dividend rights as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard)

as well as

2,000,000 bearer profit participation certificates
(*Genussscheine*)

- German securities identification number: 802 773 -
- ISIN DE 000 802 773 1 -
- Common code: 17329871 -

each with a face value of DEM 100.00 (approximately € 51.13) and carrying participation rights as of the financial year commencing 1 January 2003

to trading on the Official Market of the Frankfurt Stock Exchange
(General Standard)

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, which was entered in the commercial register on 29 September 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which was newly founded as part of the spin-off (spin-off by way of founding a new company)

of

Hypo Real Estate Holding AG

Munich

Pursuant to section 52 para. 2 of the German Stock Exchange Admission Regulation (*Börsenzulassungs-Verordnung*), the Listing Prospectus[1)] as of 19 September 2003 ("Prospectus") is hereby supplemented by reference to events and changes that have occurred since publication of the Prospectus, and amended as follows:

A. Supplements in connection with the origin of Hypo Real Estate Holding AG

On page 1, the subsection "The origin of Hypo Real Estate Holding AG" is hereby supplemented as follows: The Company came into legal existence upon registration in the commercial register for the Company at the local court Munich (*Amtsgericht München*) under register number HRB 149393 and upon registration of the spin-off in the commercial register for HVB AG at the local court Munich under register number HRB 42148. The respective registrations were effected on 29 September 2003.

B. Supplements in connection with the admission to the stock exchange and listing

On page 6, the subsection "Admission to the stock exchange and listing" is hereby supplemented as follows: The Ordinary Shares of Hypo Real Estate Holding AG were admitted to the Official Market of the Frankfurt Stock Exchange and were simultaneously admitted to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard), and the Profit Participation Certificates were admitted to the Official Market of the Frankfurt Stock Exchange (General Standard), on 2 October 2003. Trading in the Ordinary Shares of Hypo Real Estate Holding on the Official Market (Prime Standard) and trading in the Profit Participation Certificates of Hypo Real Estate Holding on the Official Market (General Standard) of the Frankfurt Stock Exchange is expected to commence on 6 October 2003.

Trading in the Ordinary Shares of Hypo Real Estate Holding on the Official Market of the Vienna Stock Exchange (Standard Market Continuous) is also expected to commence on 6 October 2003.

C. Supplements in connection with changes of names of companies of the Hypo Real Estate Group

The subsection "Original legal structure" on page 14, the subsection "Hypo International" on page 31, the subsection "Hypo Real Estate Bank International" on page 85 and the section "List of shareholdings of Hypo Real Estate Holding" starting on page F-216 are hereby supplemented as follows: HVB Bank Ireland has meanwhile been renamed Hypo Real Estate Bank International.

On pages 14/15, the subsection "Original legal structure" and starting on page F-216 the section "List of shareholdings of Hypo Real Estate Holding" are hereby supplemented as follows: HVB Real Estate Bank Aktiengesellschaft was renamed Hypo Real Estate Bank Aktiengesellschaft upon registration in the commercial register for HRE Bank at the local court Munich under register number HRB 41054 on 30 September 2003.

D. Supplements in connection with the profit-and-loss transfer agreement between DIA GmbH and WürttHyp

On page 16, the subsection "Intended further steps" are hereby supplemented as follows: The managing directors of DIA GmbH and the management board of WürttHyp have drafted the profit-and-loss transfer agreement referred to in the Prospectus. The extraordinary shareholders' meeting of WürttHyp called for 30 October 2003 is expected to approve this agreement. It is contemplated that the Company will enter into a keep-well agreement with respect to DIA GmbH to allow DIA GmbH to fulfill its obligations arising from the profit-and-loss transfer agreement.

E. Supplements in connection with the notice submitted by Munich Re to the Federal Reserve Board

On page 21, the subsection "Equity participation of Munich Re" is hereby supplemented as follows: The Federal Reserve Board has approved Munich Re's application to acquire an interest in the Company by official notification as of 29 September 2003. Thus, REC USA may now commence its operations in the USA.

F. Amendments in connection with significant shareholdings of the Company

On pages 85/86, the subsection "Hypo Real Estate Bank International" is hereby amended as follows: Georg Funke and Frank Lamby became members of the board of directors of Hypo Real Estate Bank International on 1 October 2003.

Hypo Real Estate International has effected a capital increase as specified in the Prospectus; its subscribed capital now amounts to € 1,200,000,000.00.

On pages 88/89, the subsection "HRE Bank" is hereby amended as follows: The management board of HRE Bank currently consists of three members: Johann Berger, Frank Hellwig and Theodor Knepper. As of 30 September 2003, Georg Funke, Josef Gelb und Frank Lamby ceased to be members of the management board. The number of supervisory board members was reduced to a total of six.

---

1) The definitions used in the Prospectus are also applicable for this addendum.

G. Amendments in connection with information about the management and supervisory bodies of Hypo Real Estate Holding AG

On pages 98-100, the subsection "Management board" is hereby amended as follows: Georg Funke became chairman of the supervisory board of HRE Bank as well as member of the board of directors of Hypo Real Estate Bank International on 1 October 2003. His position as chairman of the management board of HRE Bank ended as of 30 September 2003.

Dr. Paul Eisele and Dr. Markus Fell became members of the supervisory board of HRE Bank on 1 October 2003.

Frank Lamby became vice chairman of the supervisory board of HRE Bank as well as member of the board of directors of Hypo Real Estate Bank International on 1 October 2003. His position as a member of the management board of HRE Bank ended as of 30 September 2003.

H. Supplements in connection with transactions and legal relationships with the HVB Group

On page 105, the subsection "Liquidity lines" is hereby supplemented as follows: By agreements dated 24 September 2003, HVB AG extended Hypo Germany the liquidity lines in the amounts of € 1 billion and € 500 million as well as the one-year overdraft facility in the amount of € 800 million referred to in the Prospectus.

On page 105, the subsection "Physical transfer" is hereby supplemented as follows: On 23 and 24 September 2003, HVB AG and Hypo Real Estate Bank International entered into several loan agreements pursuant to which HVB AG agreed to provide Hypo Real Estate Bank International with funding in an aggregate amount of approximately € 1.6 billion in connection with the transfer from HVB AG to Hypo Real Estate Bank International of a foreign portfolio of commercial real estate financing agreements described in the Prospectus.

In addition, by agreement dated 23 September 2003, HVB AG extended to Hypo Real Estate Bank International the subordinated loan in the amount of € 600 million described in the Prospectus.

On page 109, the subsection "*Schuldscheindarlehen* (loans evidenced by promissory notes) of Hypo Germany" is hereby amended as follows: The Company will ensure that HRE Bank and WestHyp will not allow the volume of outstanding liabilities secured by the deposit guarantee fund (*Einlagensicherungsfonds*), in particular *Schuldscheindarlehen* (loans evidenced by promissory notes), to exceed the currently planned amount by 31 December 2005. The reason for this is the continuing liability of HVB AG to the *Bundesverband deutscher Banken e.V.* for HRE Bank and WestHyp (with regard to the deposit guarantee fund) until that time.

I. Supplements in connection with shareholdings of Hypo Real Estate Holding

The section "List of Shareholdings of Hypo Real Estate Holding" starting on page F-216 is hereby supplemented by adding in the table under the caption "Indirectly held shareholdings" below "DIA Vermögensverwaltungs-GmbH: Shareholdings in:--1.2 HVB Real Estate Bank AG: Shareholding in:-- Westfälische Hypothekenbank AG: Shareholding in:" the following column:

"GfA-Gesellschaft für Anwendungssoftware mbH .... 33.33 % Stuttgart".

J. Supplements in connection with business developments and prospects

On page P-1, the section "Business Developments and Prospects" is hereby supplemented as follows: A portion of the US-portfolio to be acquired by Hypo Real Estate Bank International from HVB AG is to be resold to WürttHyp. It is contemplated that WürttHyp will physically acquire less than half of the US-portfolio from Hypo Real Estate Bank International and refinance the acquisition by issuing public-sector bonds. The credit risks arising from the US-portfolio for WürttHyp are ultimately to be borne, by way of a guarantee, by Hypo Real Estate Bank International, which, in turn, is to receive the income from this assumption of risk.

The Company and the BaFin are currently discussing the means by which Hypo Real Estate Group is to satisfy its bank regulatory reporting obligations as of 30 September 2003 that have generally arisen from the registration of the spin-off on 29 September 2003.

By letter dated 19 September 2003, the BaFin notified WestHyp of the results of its examination of trading activities (*Handelsgeschäfte*) in accordance with section 44 of the German Banking Act. On the whole, the report came to the conclusion that, except for certain partial aspects, WestHyp has adequately implemented the minimum requirements for the conducting of trading of credit institutions (MaH) with regard to the type, extent and structure of the trading activities conducted so far. The Company expects that these partial aspects will also be implemented shortly in connection with the merger of WestHyp with HRE Bank.

The German branch of Hypo Real Estate Bank International has been set up since the date of the Prospectus.

Munich, October 2003 Hypo Real Estate Holding AG
The management board

On the basis of the Listing Prospectus as of 19 September 2003, as amended and supplemented by Addendum Number 1 as of 2 October 2003,

the following have been admitted

to trading on the Official Market of the Frankfurt Stock Exchange with simultaneous admission to the sub-sector of the Official Market with additional obligations arising from admission (Prime Standard)

130,433,775 no-par value ordinary bearer shares
(*Stückaktien*)

- German securities identification number: 802 770 -
- ISIN DE 000 802 770 7 -
- Common code: 17329707 -

each with a notional value of € 3.00 and carrying full dividend rights as of the financial year commencing 1 January 2003

as well as

to trading on the Official Market of the Frankfurt Stock Exchange (General Standard)

2,000,000 bearer profit participation certificates
(*Genussscheine*)

- German securities identification number 802 773 -
- ISIN DE 000 802 773 1 -
- Common code 17329871 -

each with a face value of DEM 100.00 (approximately € 51,13) and carrying participation rights as of the financial year commencing 1 January 2003

resulting from the spin-off of the commercial real estate financing business of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, which was entered in the commercial register on 29 September 2003, in accordance with the resolution of its ordinary shareholders' meeting of 14 May 2003 to Hypo Real Estate Holding AG, Munich, which was newly founded as part of the spin-off (spin-off by way of founding a new company)

of

Hypo Real Estate Holding AG
Munich

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Munich